UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42182

PS International Group Ltd.

Unit 1703, 17/F

First Group Centre

23 Wang Chiu Road, Kowloon Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 3, 2026, PS International Group Ltd. (the “Company”) issued a press release announcing its unaudited financial results for the six months ended June 30, 2026. A copy of the press release is furnished as Exhibit 99.2 to this report on Form 6-K. Attached as Exhibit 99.1 to this report is the Unaudited Interim Condensed Consolidated Financial Statements as of December 31, 2025 and June 30, 2026 and for the six months ended June 30, 2025 and 2026.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (Registration No. 333-281480), filed with the SEC on August 12, 2024, and (ii) the Company’s registration statement on Form F-3 (Registration No. 333-297955), initially filed with the SEC on August 4, 2026, and declared effective by the SEC on August 19, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2026	PS International Group Ltd.

	By:	/s/ Chunlin Tong
	Name:	Chunlin Tong
	Title:	Chief Executive Officer and Director

Exhibit Index

Exhibit 99.1	Unaudited Interim Condensed Consolidated Financial Statements as of December 31, 2025 and June 30, 2026 and for the six months ended June 30, 2025 and 2026
Exhibit 99.2	Press Release – PS International Group Ltd. Announces First Half 2026 Unaudited Financial Results
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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